                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K/A

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the quarterly period ended September 30, 1999

                              TOWNPAGESNET.COM PLC
                             11 MARKET SQUARE, ALTON
                             HAMPSHIRE, GU34 1HD, UK

                              (011) 44 1420 543 468

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                           FORM 20-F |X| FORM 40-F |_|

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
                                 Yes |_| No |X|
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :
                                       N/A

                               Page 1 of 24 Pages

                        Exhibit Index Appears on Page 23.

                              TOWNPAGESNET.COM PLC

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Part I FINANCIAL INFORMATION

      Item 1. Condensed Consolidated Financial Statements (Unaudited) .......3-6
              Condensed Consolidated Balance Sheets September 30, 1999 and
              December 31, 1998 .............................................  3
              Condensed Consolidated Statements of Operations
                Nine Months ended September 30, 1999 and 1998 ...............  4
                Three Months ended September 30, 1999 and 1998 ..............  5
              Condensed Consolidated Statement of Cash Flows Nine Months ended
              September 30, 1999 and 1998 ...............................      6
              Notes to Condensed Consolidated Financial Statements ......   7-11

      Item 2. Management's Discussion and Analysis of Financial Condition
              and Results of Operations ..................................    12

      Item 3. Quantitative and Qualitative Disclosures about
              Market Risk ................................................


Part II OTHER INFORMATION

      Item 1. Legal Proceedings ............................................. 22
      Item 2. Changes in Securities and Use of Proceeds ..................... 22
      Item 3. Defaults Upon Senior Securities ............................... 22
      Item 4. Submission of Matters to a Vote of Security Holders ........... 23
      Item 5. Other Information ............................................. 23
      Item 6. Exhibits and Reports on Form 6-K .............................. 23
      Exhibit Index ......................................................... 23
      Signatures ............................................................ 24

                              TOWNPAGESNET.COM PLC
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                        September 30,
                                                   December 31, 1998            1999                      1999
                                                 --------------------  -----------------------   -----------------------
                                                         (1)                (Unaudited)               (Unaudited)
                                                          Amounts in pounds sterling             Amounts in US Dollars
ASSETS:
CURRENT ASSETS:
            Cash, cash equivalents                            33,868                3,618,238                 5,958,876
            Accounts receivable                              590,350               10,469,455                17,242,145
            Receivable from related party                    235,000                1,486,347                 2,447,865
            Unbilled receivables                             422,872                  471,673                   776,798
            Other receivables                                  1,700                  133,844                   220,428
            Prepaid expenses                                 223,313                  115,833                   190,765
                                                 --------------------  -----------------------   -----------------------
            Total current assets                           1,507,103               16,295,390                26,836,877

Equipment and fixtures
            Computer equipment                               136,140                  493,355                   812,506
            Furniture and fixtures                            14,677                  243,330                   400,741
            Equipment                                         37,894                1,409,388                 2,321,121
                                                 --------------------  -----------------------   -----------------------
                                                             188,711                2,146,073                 3,534,368
            Less: Accumulated depreciation                    63,883                1,016,602                 1,674,241
                                                 --------------------  -----------------------   -----------------------
                                                             124,828                1,129,471                 1,860,127
Intangible assets                                                                   7,629,919                12,565,714

                                                 --------------------  -----------------------   -----------------------
            Total assets                                   1,631,931               25,054,780                41,262,718
                                                 ====================  =======================   =======================

LIABILITIES AND STOCKHOLDERS' EQUITY (NET
CAPITAL DEFICIENCY)
CURRENT LIABILITIES:
            Bank loans of credit and other notes
            payable                                                                   303,084                   499,149
            Accounts payable                                 248,108                  653,043                 1,075,497
            Accrued expenses and other
            liabilities                                      127,099                1,041,218                 1,714,782
            Accrued interest                                 106,203                        0                         0
            Taxes and social security payable                 49,239                  562,877                   927,002
            Deferred income                                  228,244                2,292,811                 3,776,032
            Capital lease obligation - current
            portion                                                0                  165,850                   273,138
            Amounts payable under Web site
            design agreements                                411,969                4,285,568                 7,057,902
            Debenture loans from stockholder               1,682,190                        0                         0
                                                 --------------------  -----------------------   -----------------------
            Total current liabilities                      2,853,052                9,304,451                15,323,502

COMMITMENTS
STOCKHOLDERS EQUITY (NET CAPITAL DEFICIENCY)
9% Series A redeemable convertible preferred
stock (pound)1 par value, 5,000,000 shares authorized,
none and 850,000 issued and outstanding at                                            850,000                 1,399,865
December 1998 and September 1999, respectively.

Ordinary shares:
(pound)0.01 par value; 20,000,000 shares authorized,
5,000,000 and 8,546,272 issued outstanding at
December 1998 and September 1999, respectively.               50,000                   85,463                   140,749

Additional Paid-In Capital                                   122,500               16,465,544                27,117,104
Accumulated deficit                                       (1,393,621)              (1,650,678)               (2,718,502)
                                                 --------------------  -----------------------   -----------------------
            Total stockholders' equity (net
            capital deficiency)                           (1,221,121)              15,750,329                25,939,216

                                                 --------------------  -----------------------   -----------------------
            Total liabilities and stockholders'
            equity (net capital deficiency)                1,631,931               25,054,780                41,262,718
                                                 ====================  =======================   =======================

(I) Derived from audited Financial Statements as of December 31,1998.

                             See accompanying notes.

                              TOWNPAGESNET.COM PLC
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                                 Nine Months ended September 30,
                                                                        1998               1999                1999
                                                                 -------------------  ---------------  ---------------------
                                                                        Amounts in pounds sterling         Amounts in US
                                                                                                              Dollars
Revenues
                 Advertising revenues                                        19,334          300,231                494,450
                 Contract revenues and other                                 21,140        4,731,608              7,792,485
                 Contract revenues from related parties                           0          556,142                915,910
                                                                 -------------------  ---------------  ---------------------
                 Total revenues                                              40,474        5,587,981              9,202,845

Cost of revenues
                 Maintenance and housing costs                               19,000          463,865                763,939
                 Cost of contract revenues and other                              0        2,763,609              4,551,388
                 Advertising and commission costs                                 0          177,980                293,115
                                                                 -------------------  ---------------  ---------------------
                 Total cost of revenues                                      19,000        3,405,454              5,608,442

Gross profit                                                                 21,474        2,182,527              3,594,403

OPERATING EXPENSES:
                 Sales and marketing                                        254,458          762,750              1,256,173
                 Research and development                                   144,396          364,931                601,005
                 General and administrative                                 564,086        1,124,423              1,851,812
                 Depreciation                                                28,795           71,219                117,291
                 Amortization                                                     0          197,953                326,009
                                                                 -------------------  ---------------  ---------------------
                 Total operating expenses                                   991,735        2,521,276              4,152,290

Loss from operations                                                       (970,261)        (338,749)              (557,887)

Interest expense                                                            (55,570)         (64,228)              (105,777)
Interest income                                                               1,309          146,718                241,630
Other income                                                                 12,609            4,371                  7,199

                                                                 -------------------  ---------------  ---------------------
Net loss                                                                 (1,011,913)        (251,888)              (414,835)
                                                                 ===================  ===============  =====================

Basic and diluted net loss per share                                   ((pound)0.20)    ((pound)0.04)                ($0.07)
                                                                 ===================  ===============  =====================

Shares used in computing basic and diluted net
loss per share                                                            5,000,000        6,345,244              6,345,244
                                                                 ===================  ===============  =====================

                             See accompanying notes.

                              TOWNPAGESNET.COM PLC
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                             Three Months ended September 30,
                                                                      1998              1999                1999
                                                               ------------------  ---------------  ----------------------
                                                                    Amounts in pounds sterling      Amounts in US Dollars
Revenues
                 Advertising revenues                                     13,124          295,949                 487,399
                 Contract revenues and other                              15,572        1,269,030               2,089,965
                 Contract revenues from related parties                        0          157,039                 258,628
                                                               ------------------  ---------------  ----------------------
                 Total revenues                                           28,696        1,722,018               2,835,992

Cost of revenues
                 Maintenance and housing costs                                 0          111,663                 183,898
                 Cost of contract revenues and other                           0          561,075                 924,034
                 Advertising and commission costs                              0          177,980                 293,115
                                                               ------------------  ---------------  ----------------------
                 Total cost of revenues                                        0          850,718               1,401,047

Gross profit                                                              28,696          871,300               1,434,945

OPERATING EXPENSES:
                 Sales and marketing                                     119,232          521,663                 859,127
                 Research and development                                 64,953          192,602                 317,196
                 General and administrative                              229,100          746,712               1,229,759
                 Depreciation                                             18,825           35,811                  58,978
                 Amortization                                                  0          197,953                 326,009
                                                               ------------------  ---------------  ----------------------
                 Total operating expenses                                432,110        1,694,741               2,791,069

Loss from operations                                                    (403,414)        (823,441)             (1,356,124)

Interest expense                                                         (25,899)          (7,705)                (12,689)
Interest income                                                              183           77,602                 127,803
Other income                                                              10,789            3,350                   5,517

                                                               ------------------  ---------------  ----------------------
Net loss                                                                (418,341)        (750,194)             (1,235,493)
                                                               ==================  ===============  ======================

Basic and diluted net loss per share                                ((pound)0.08)    ((pound)0.10)                 ($0.16)
                                                               ==================  ===============  ======================

Shares used in computing basic and diluted net
loss per share                                                         5,000,000        7,652,736               7,652,736
                                                               ==================  ===============  ======================

                             See accompanying notes.

                              TOWNPAGESNET.COM PLC
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                                                           Nine months ended
                                                                   Nine months ended September 30,           September 30,
                                                                       1998             1999                     1999
                                                                 ----------------------------------  -----------------------------
                                                                     Amounts in pounds sterling         Amounts in US dollars
CASH FLOWS FROM OPERATING ACTIVITIES:
              Net loss                                                 (1,011,913)        (251,888)                     (414,835)

Adjustments to reconcile net loss to
net cash used in operating activities:
              Depreciation                                                  28,795           71,219                       117,291
              Amortization of Intangibles                                        0          197,953                       326,009

CHANGE IN OPERATING ASSETS AND
LIABILITIES:
              Accounts receivable                                         (38,421)      (8,637,501)                  (14,225,102)
              Prepaid expenses                                             (2,832)          195,813                       322,484
              Accounts payable                                             184,968          622,251                     1,024,785
              Accrued liabilities and other liabilities                     19,631        (490,680)                     (808,100)
              Taxes and social security payable                                  0         267,379                       440,346
              Deferred income                                                    0      (2,064,566)                   (3,400,134)

                                                                 ----------------------------------  -----------------------------
Net cash used in operating activities                                    (819,772)     (10,090,020)                  (16,617,256)
                                                                 ----------------------------------  -----------------------------

Cash flows used in investing activities:
              Purchases of tangible fixed assets                         (125,865)        (322,441)                     (531,028)
              Purchases of fixed asset investments                               0      (1,549,486)                   (2,551,848)

                                                                 ----------------------------------  -----------------------------
Net cash used in investing activities                                    (125,865)      (1,871,927)                   (3,082,876)
                                                                 ----------------------------------  -----------------------------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
              Proceeds from issuance of common stock                             0       10,498,619                    17,290,176
              Issuance of common stock                                           0        5,879,888                     9,683,588
              Proceeds from (repayments of) debenture loan from
              stockholder                                                  937,996        (832,190)                   (1,370,534)

                                                                 ----------------------------------  -----------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                  937,996       15,546,317                    25,603,230
                                                                 ----------------------------------  -----------------------------

              Net increase (decrease) in cash and cash
              equivalents                                                  (7,641)        3,584,370                     5,903,098
              Cash and cash equivalents at beginning of period              12,868           33,868                        55,778

                                                                 ----------------------------------  -----------------------------
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD                               5,227        3,618,238                     5,958,876
                                                                 ==================================  =============================

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION
              CASH PAID FOR INTEREST                                             0           74,565                       122,801
                                                                 ==================================  =============================

                             See accompanying notes.

                              TOWNPAGESNET.COM PLC
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS
TownPagesNet.com plc (the `Company') produces and delivers TownPages, an Internet-based interactive service organized to provide comprehensive, locally-focused information about specified towns and cities in the United Kingdom. The Company was incorporated in England and Wales on July 31, 1998 as Town Pages Holdings plc. The Company acquired all of the share capital of Town Pages UK Limited (formerly known as Town Pages Limited) on December 15, 1998. The Company's name was changed to TownPagesNet.com plc and its subsidiary's name was changed to Town Pages UK Limited in April 1999.

BASIS OF PRESENTATION
The accompanying unaudited condensed consolidated financial statements include the Company and its subsidiaries, Town Pages UK Limited, WWW.CO.UK Limited and its affiliates, and Morbria Limited and its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

The unaudited condensed consolidated financial statements have been prepared by the Company and reflect all adjustments consisting only of normal recurring adjustments, which are in the opinion of management, necessary for a fair presentation of the interim periods presented. The results of operations for the three and nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for any subsequent quarter or for the entire year ending December 31, 1999. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission's rules and regulations. A condensed consolidated statement of comprehensive loss has not been presented because the components of comprehensive loss are not material.

The balance sheet at 31 December 1998 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

These unaudited condensed consolidated financial statements and notes included herein should be read in conjunction with the Company's audited consolidated financial statements and notes as included in the Company's registration statement on Form F-1 for the year ended December 31, 1998 as filed with the Securities and Exchange Commission on April 30, 1999.

The financial statements expressed in pounds sterling as of September 30, 1999 were translated into United States Dollars, solely for the convenience of the reader, at the prevailing exchange rate at September 30, 1999 of (pound)1 = $1.6469. These translations should not be construed as representations that the pound sterling amounts actually represent U.S. dollar amounts or that they could be converted into U.S. dollars at the rate indicated or at any other rate.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at

                              TOWNPAGESNET.COM PLC
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION
The Company's contract revenues are derived principally from services performed under development contracts for the design, coordination, and integration of the customer's content and links into the TownPages directory. Fees for these services are recognized as the service is performed. These fees are recognized as revenue once the related activities have been performed and/or the customer's web links are available on the Town Pages directory.

Revenues from web site design agreements are recognized using the percentage of completion method where reliable estimates of costs to complete the contracts are available. If reliable estimates of costs to complete are not available, the completed contract method is used. Revenues under web site design agreements were (pound)1,426,069 ($2,348,593) for the 3 months ended September 30, 1999 and (pound)5,287,750 ($8,708,395) for the 9 months ended September 30, 1999. There were no unbilled receivables as of September 30, 1999. Unbilled receivables were billed in accordance with billing schedules specified in the contracts to which they relate.

The Company's advertising revenues are derived principally from short-term advertising contracts which are recognized ratably over the term of the contract. Certain advertising contracts contain a guaranteed number of impressions (a view of an advertisement by a customer). To the extent that the impression deliveries are falling short of the guarantees, the Company defers recognition of the corresponding revenues.

Subscription revenues are for the set-up of customers on the TownPages directory. These fees are recognized ratably over the term of the subscription period which is generally one year.

Deferred revenue is primarily comprised of payments received from web site design contracts in advance of revenue recognition and billings in excess of recognized revenue relating to advertising contracts.

CASH AND CASH EQUIVALENTS
The Company considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. Such amounts are stated at cost which approximates market value. As of September 30, 1999 the Company's cash equivalents were comprised of (pound)3,618,238 ($5,958,876) of short term deposits.

GOODWILL
The Company amortizes goodwill from the acquisitions of their subsidiaries on a straight line basis over its economic useful life of five years. Goodwill is included under the caption Intangible Assets.

The Company operates in a highly technological industry with relatively low entry market barriers. Due to the fast moving nature of the Internet market, the Company does not believe that

                              TOWNPAGESNET.COM PLC
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

goodwill will have a useful economic life of more than five years. The carrying value of goodwill will continually be reviewed for impairment to ensure that the carrying value of the goodwill does not exceed its recoverable amount.

NET LOSS PER SHARE
Basic and diluted net loss per share is calculated using the weighted average number of common shares outstanding. Diluted net loss per share is computed using the weighted average number of common shares outstanding and dilutive common stock equivalents outstanding during the period. A reconciliation of the numerators and denominators used in the basic and diluted net loss per share amounts is as follows:

                                              Three Months Ended September 30,           Nine Months Ended September 30,
                                                 1998                  1999                 1998                1999
                                          ------------------    ------------------   ------------------  ------------------
Net loss                                  (pound)   (418,341)   (pound)   (750,194)  (pound) (1,011,913) (pound)   (251,888)
                                          ==================    ==================   ==================  ==================

Shares used to compute basic and diluted
net loss per share                                 5,000,000             7,652,736            5,000,000           6,345,244
                                          ==================    ==================   ==================  ==================

Basic and diluted net loss per share      (pound)      (0.08)   (pound)      (0.10)  (pound)      (0.20) (pound)      (0.04)
                                          ==================    ==================   ==================  ==================

2. ACQUISTION OF WWW.CO.UK LIMITED

On July 19, 1999, the Company completed the acquisition of four companies, WWW.CO.UK Limited, Summerfields Publishing Limited, The Platinum Club Limited, and Featureboards Limited, all corporations under common control and organized and existing laws of England and Wales (collectively referred to as `WWW'). WWW provides advertising management and optimization services to advertisers and agencies in both print media and through the Internet from locations in the United Kingdom. Under the trading name `Cinemas Online,' WWW is an Internet provider of cinema information in England and Ireland. In connection with the acquistion, in exchange for all the outstanding capital stock of WWW, the Company paid (pound)1,500,000 in cash (approximately US$2.34 million) and issued an aggregate of 488,281 of the Company's ordinary shares, valued (based on the US$8.00 per share closing price of the Company's American Depositary Shares (`ADS's) on the American Stock Exchange on Friday, July 16, 1999) at (pound)2,500,000.

In addition, the Company agreed to pay to the former owners of WWW, a maximum of (pound)250,000 within 90 days after the end of each of fiscal years ending December 31, 1999 and December 31, 2000 in the event that the aggregate turnover or sales revenues of WWW equals or exceeds certain specified targets in each of fiscal years 1999 and 2000.

                              TOWNPAGESNET.COM PLC
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The acquisition was accounted for using the purchase method of accounting. The results of operations of WWW are included in the accompanying statement of operations from the date of acquisition.

3. ACQUISTION OF MORBRIA LIMITED

On September 24, 1999, the Company consummated the acquisition of Morbria Limited, and its subsidiaries, The Graphic Palette Company (Manchester) Limited, Centrix Communications Limited and Review Marketing and Advertising Limited, all corporations organized and existing under the laws of England and Wales (collectively referred to as `Morbria'). Morbria, through its subsidiary Graphic Palette, specilizes in web site design and advertising services. In connection with the acquisition, in exchange for all the outstanding capital stock of Morbria Limited, the Company issued an aggregate of 857,972 of the Company's ordinary shares, valued (based on a price of US$6.50 per share, representing a 20% discount of the per share closing price of the ADSs on the American Stock Exchange on Thursday, September 23, 1999) at (pound)3,379,888 (approximately US$5.4 million).

Glen UK Holdings Limited (`Glen'), the majority stockholder of Morbria, is an investment company owned by Kevin R Leech, the majority stockholder and a director of the Company.The Company's shares issued to Glen are being held in escrow by the Company's UK counsel pending delivery of a fairness opinion to the Company indicating that the consideration paid for the Morbria shares is fair and reasonable from a financial point of view of the Company's stockholders.

In addition, the Company agreed to pay to the former owners of Morbria, contingent consideration within 90 days after the end of each of fiscal years ending March 31, 2000 and March 31, 2001 in the event that the aggregate turnover or sales revenues of Morbria equals or exceeds certain specified targets in each of fiscal years 2000 and 2001.

The acquisition was accounted for using the purchase method of accounting. The results of operations of Morbria are included in the accompanying statement of operations from the date of acquisition.


4. PRO FORMA EFFECT OF ACQUISITIONS

The pro forma unaudited results of operations for the nine months ended September 30, 1999 and September 30, 1998, assuming consummation of the purchases as of January 1, 1998, are as follows:

                                  Nine Months Ended           Nine Months Ended
                                     September 30,               September 30,
                                1998              1999               1999
                           ------------------------------    ---------------------
                             Amounts in Pounds Sterling      Amounts in US Dollars
Net Revenues:
TownPagesNet.com plc            40,474          5,228,005          8,610,001
WWW.CO.UK Limited              961,840          1,035,372          1,705,154
Morbria Limited              1,544,429          1,421,050          2,340,327
                           -----------        -----------        -----------
                             2,546,743          7,684,427         12,655,483
                           ===========        ===========        ===========

Net Loss:
TownPagesNet.com plc        (1,011,913)           (93,931)          (154,695)
WWW.CO.UK Limited               70,733            (99,201)          (163,374)
Morbria Limited                (54,118)           (58,408)           (96,189)
                           -----------        -----------        -----------
                              (995,298)          (251,538)          (414,258)
                           ===========        ===========        ===========

Basic and Diluted
Net Loss per Share               (0.20)             (0.04)              (0.07)

                              TOWNPAGESNET.COM PLC
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. INITIAL PUBLIC OFFERING

On May 5, 1999, the Company completed an initial public offering of 2,200,000 American Depositary Shares at an initial price to the public of $10.00 per share, resulting in net proceeds to the Company (after deducting underwriters discounts and commissions and offering expenses) of approximately $16.6 million.


6. SUBSEQUENT EVENTS



ACQUISITION OF BUYERSGUIDE LIMITED

On October 1, 1999, the Company consummated the acquisition of BuyersGuide Limited, a corporation organized and existing under the laws of England and Wales (`BuyersGuide'). BuyersGuide publishes the Internet-based Local Authority & Public Service "Buyer's Guide." In connection with the acquisition, in exchange for all the outstanding capital stock of BuyersGuide, the Company issued an aggregate of 486,381 of the Company's ordinary shares, valued at (pound)2,500,000 (approximately US$4.1 million), based on the average of the closing price per share of the ADSs on the American Stock Exchange on the five business days prior to the closing date of the acquisition.

In addition, the Company agreed to pay to former owners of BuyersGuide contingent consideration within 90 days after the end of the Company's fiscal year ending March 31, 2000, in the event BuyersGuides' pre-tax income equals or exceeds certain specified targets in fiscal 2000.

The acquisition will be accounted for using the purchase method of accounting.

ACQUISTION AND MERGER WITH RESEARCH SALES INC.

Effective November 1, 1999, the Company consummated the merger of its newly-formed, wholly-owned subsidiary, Rasmussen Acquisition Corp., a Washington corporation, with and into Research Sales, Inc. (d/b/a Rasmussen Research, Inc.), a Washington corporation (`Research Sales'). Research Sales is an Internet-based polling and market research firm. In connection with the merger, in exchange for all of the capital stock of Research Sales, the Company issued an aggregate of 551,302 of the Company's ordinary shares, valued at approximately US$4.5 million at US$8.1625 per share based on the average closing price per ADS on the American Stock Exchange for the 5 days ending on September 1, 1999.

In addition, pursuant to the terms of the Agreement and Plan of Merger, the Company has made working capital loans to Research Sales in the aggregate amount of US$595,000 and it will make an additional US$150,000 in working capital loans by December 1, 1999. The loans are evidenced by promissory notes bearing interest at the Bank of America prime rate and are payable one year from the date of the notes.

The merger will be accounted for using the purchase method of accounting.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE DISCUSSION IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" CONTAINS TREND ANALYSES AND OTHER FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. ALL STATEMENTS, TREND ANALYSES AND OTHER INFORMATION CONTAINED HEREIN RELATIVE TO MARKETS FOR TOWNPAGESNET.COM PLC's SERVICES AND PRODUCTS AND TRENDS IN REVENUE, AS WELL AS OTHER STATEMENTS INCLUDING SUCH WORDS AS "ANTICIPATE," "BELIEVE," "PLAN," "ESTIMATE," "EXPECT," "GOAL," AND "INTEND" AND OTHER SIMILAR EXPRESSIONS CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO BUSINESS AND ECONOMIC RISKS DESCRIBED IN THIS REPORT.

OVERVIEW

TownPagesNet.com plc (`TownPages' or the `Company') operates TownPages(R), an interactive online local content network providing comprehensive, up-to-date locally focused information about towns and cities in the United Kingdom in a graphically pleasing format. The TownPages(R) network of sites is aggregated in local and national sections.

The local network consists of detailed community information on 1,300 towns and cities throughout the UK. This information includes in-depth community information provided by local governments as well as information concerning local news, events, tourist attractions, hotels, restaurants, public transport, shopping, real estate listings, employment opportunities, arts and entertainment events, sports, weather, recreational activities, business, and professional services. TownPages(R) also features chatrooms and message boards.

The national network consists of vertical e-commerce channels which benefit from the traffic derived from consumers seeking local information. TownPages(R) facilitates channel usage by providing common features and functionability within each channel including experts, chatrooms, message boards and other services.

We have signed contracts for 3 additional national e-commerce vertical web channels during this quarter, with a combined contract value of $2.3 million, bringing our national channel contracts up to 24.

TownPages now offers channels covering the following subjects: cars, travel, health, shopping, fashion, auction, financial services and information, homewares, gardening, memorabilia and collectibles, leisure, lifetime dedication, toys, pets, languages, shipping, angling, weddings, the royal family, sports, cooking, women, venture capital and over 40's. Our objective is to have 50 e-commerce web channels within 15 months.

To enable TownPages(R) to potentially reach all consumers in the UK marketplace, we have commenced a strategic plan to roll out approximately 3,500 free to the user internet access kiosks in selected locations throughout the UK. On August 13, 1999, we entered into an agreement with NCR Limited to manufacture, install, and co-market the Internet access kiosks. This agreement will enable us to move forward into the next phase of the national roll out of the TownPages(R) service. The Company has to date installed 50 kiosks.

The business model for the kiosk roll out is being adapted in line with the UK market place. Where the Company was going to offer free online access, it is now starting to develop kiosks with NCR where the consumer will be charged for general online surfing (at a discounted rate to the successful Photo-Me service). It is intended that the Town Pages service will be installed on the hard drive, which the consumer may still view for free. This has the potential effect of turning the kiosk into a revenue generator and turns the roll out of kiosks into a potential profit centre rather than a capital cost. Due to the emergence of WAP technology, the Company's free e-mail service is a lesser feature.

The Company believes it is essential that the kiosks have e-commerce capability, the ability to print, and revenue producing capability, before the full roll out is commenced aggressively.

In the future, we intend our kiosks to be able to facilitate e-commerce through a built in credit card facility as well as have the ability to print. We believe that our branded Internet access kiosks in prominent locations across the UK will continue to be a tool for promoting the TownPages brand, and that they could be the initial entry point to the Internet for a large number of UK consumers. Our main service is also accessible through standard Internet connections to the TownPages web site at www.townpagesnet.com or www.townpages.co.uk.

As anticipated, we have moved into a net loss position at the nine months ended 30 September, 1999. It is anticipated that we may incur net losses for the foreseeable future as we continue our national marketing and kiosk roll out program. Performance will depend, in part, on the amount and rates of growth in our net revenue from e-commerce and advertising. We expect operating expenses to increase significantly, especially in the areas of sales and marketing and brand promotion. To the extent that these expenses are not accompanied by an increase in net revenue, our business, results of operations and financial condition could be materially adversely affected. We will need to increase our quarterly net revenue to achieve profitability. We believe that period-to-period comparisons of our operating results are not meaningful and that you should not rely upon the results for any period as an indication of future performance. Our business, results of operations and financial condition will be materially and adversely affected if:

o net revenue does not grow at anticipated rates;
o increases in operating expenses are not offset by commensurate increases in net revenue; or
o we are unable to adjust operating expense levels in light of net revenue.

To date, we have entered into various business and technology acquisitions, license arrangements and strategic alliances in order to provide community-specific content, generate additional traffic, increase the number of members and establish additional sources of net revenue. We intend to continue making acquisitions to increase online reach and membership and to seek additional strategic alliances with content and distribution partners, including alliances that create co-branded sites through which we market our services. Acquisitions carry numerous risks and uncertainties, including:

o difficulties in integrating operations, personnel, technologies, products and the information systems of the acquired companies;
o diversion of management's attention from other business concerns;
o risks of entering geographic and business markets in which we have little or no prior experience; and
o potential loss of key employees of acquired entities.

We cannot guarantee that we will be able to successfully integrate any businesses, products, technologies or personnel that we have acquired or may acquire in the future. A failure to successfully integrate acquired entities or assets could have a material adverse effect on our business, results of operations and financial condition. In addition, we cannot guarantee that we will be successful in identifying and closing transactions with potential acquisition candidates.

RESULTS OF OPERATIONS

The following table presents certain consolidated statement of operations data for the periods indicated as a percentage of total net revenue.

                                                     Three months Ended        Nine months Ended
                                                        September 30,            September 30,

                                                      1998        1999         1998        1999
                                                      ----        ----         ----        ----
                                                       %            %           %            %
Total revenues:
                 Advertising                             46%         17%          48%          5%
                 Contract and other revenues             54%         74%          52%         85%
                 Contract revenues from
                 related parties                          0%          9%           0%         10%
Total revenues:                                         100%        100%         100%        100%

Cost of revenues:
                 Maintenance and hosting costs            0%          6%          47%          8%
                 Cost of contract revenue &
                 other                                    0%         33%           0%         49%
                 Advertising and commission
                 costs                                    0%         10%           0%          3%

                                                --------------------------------------------------
Total Cost of Revenue:                                    0%         49%          47%         61%

Gross Profit                                            100%         51%          53%         39%

Operating Expenses:
                 Research and development               416%         30%         629%         14%
                 Sales and marketing                    226%         11%         357%          7%
                 General and administrative             798%         43%        1394%         20%
                 Depreciation                            66%          2%          71%          1%
                 Amortization                             0%         11%           0%          4%

                                                --------------------------------------------------
Total Operating Expenses                               1506%         98%        2450%         45%

Loss from operations                                  -1406%        -48%       -2397%         -6%

Interest expense                                        -90%          0%        -137%         -1%
Interest income                                           1%          5%           3%          3%
Other income                                             38%          0%          31%          0%

                                                --------------------------------------------------
Net loss                                              -1458%        -44%       -2500%         -5%
                                                ==================================================

NET REVENUE

Total net revenue for the three months ended September 30, 1999 was (pound)1,722,018 ($2,835,993), an increase of (pound) 1,693,322 ($2,788,732)
from revenues of (pound)28,696 ($47,259) for the three months ended September 30, 1998. Total net revenue for the nine months ended September 30, 1999 was (pound) 5,587,981 ($9,202,845), an increase of (pound)5,547,507 ($9,136,189)
from revenues of (pound)40,474 ($66,656) for the nine months ended September 30, 1998.

The increase in net revenue was primarily due to the following factors: an increase in the number of web development channel contracts that have been signed up; the expansion of our service; and a broader product offering and an increase in the frequency of visitors to the site attracting additional advertisers.

ADVERTISING REVENUE

Advertising revenue increased to (pound)295,949 ($487,399) for the three months ended September 30, 1999 from (pound)13,124 ($21,614) for the three months ended September 30, 1998 and for the nine months ended September 30, 1999 increased to (pound)300,231 ($494,450) from (pound)19,334 ($31,841) for the nine months ended
September 30, 1998. We installed a further 31 kiosks in the quarter ended September 30, 1999. We anticipate that revenues from this source will account for an increasing amount of net revenues in the future as we anticipate that the increasing number of kiosks will bring in more advertising revenue.

CONTRACT REVENUE AND OTHER

Contract and other revenues increased to (pound)1,426,069 ($2,348,593), of which (pound)157,039 ($258,628) are with a related party, for the 3 months ended September 30 1999, from (pound)15,572 ($25,646) for the 3 month period ended September 30, 1998. In the nine months ended September 30, 1999 contract and other revenues increased to (pound)5,287,750($ 8,708,395), of which (pound)556,142 ($915,910) are with a related party, from (pound)21,140 ($34,815)
for the nine month period ended September 30, 1998.

Our management performs ongoing credit evaluations of our customers' financial condition and generally does not require collateral on accounts receivable. When required, we maintain allowances for credit losses and those losses have not been material to date. There was an allowance for doubtful accounts as of September 30, 1999 of (pound)414,524($682,680) there was no provision as of December 31, 1998. This increase is due to the inclusion of WWW which carries a fixed percentage provision in its balance sheet.

MAINTENANCE AND HOSTING COSTS

Maintenance and hosting costs consist primarily of Internet connection charges, Web site equipment leasing costs, purchase and installation of public information point kiosks, repair and maintenance of equipment and systems, collection, development, and processing for display on Town Pages(R) of locally-focused content. Maintenance and hosting costs increased to (pound)111,663 ($183,898) for the 3 months ended September 30, 1999, there were no maintenance and hosting expenses for the 3 months ended September 30, 1998. In the nine months ended September 30,1999, maintenance and hosting costs increased to (pound)463,865 ($763,939) from (pound)19,000 ($31,291) for the nine months ended September 30, 1998. The increase in maintenance and hosting costs was primarily due to the costs associated with the installation and maintenance of additional TownPages(R) kiosks. We anticipate that those costs will continue to grow in absolute amounts for the foreseeable future as we pursue our expansion plan.


COSTS OF CONTRACT AND OTHER REVENUES

Cost of contract and other revenues consists primarily of certain Web site design and related operating costs. Cost of contract and other revenues increased to (pound)561,075 ($924,034) for the 3 months ended September 30, 1999. There were no cost of contract and other revenues for the 3 months ended September 30, 1998. In the nine months ended September 30,1999, cost of contract and other revenues increased to (pound)2,763,609 ($4,551,388). There were no cost of contract and other revenues for the 9 months ended September 30, 1998.


RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses include expenses associated with the development of services, products and our Web site and consist principally of personnel costs, overhead costs, editorial costs, equipment depreciation and supplies. These costs have been charged to research and development expenses as incurred. Research and development expenses increased to (pound)192,602 ($317,196) for the 3 months ended September 30, 1999, from (pound)64,953 ($106,971) for the 3 months ended September 30, 1998. For the 9 months ended September 30, 1999 research and development expenses increased to (pound)364,931 ($601,005) from (pound)144,396 ($237,806) for the 9 months ended September 30, 1998. The increase in research and development expenses was primarily due to the roll-out of TownPages kiosks and personnel increases involved in the development of our Web site. We expect that research and development expenses will grow significantly in pounds sterling for the foreseeable future as we pursue our expansion strategy and devote substantial resources to the development of services, products and our Web site.

SALES AND MARKETING EXPENSES

Sales and marketing expenses consist primarily of salaries of sales and marketing personnel, commissions, advertising and other marketing related expenses. Sales and marketing expenses also include personnel costs and costs associated with our radio, bus, direct mailings, printed ads, film trailer advertising and telesales campaigns in the United Kingdom. Sales and marketing expenses increased to (pound)521,663 ($859,127) for the 3 months ended September 30, 1999, from (pound)119,232 ($196,363) for the 3 months ended September 30, 1998. The increase occurred primarily because of the advertising sales and marketing efforts during this period as we focused on preparations for our national roll-out. For the 9 months ended September 30,1999 sales and marketing expenses increased to (pound)762,750 ($1,256,173) from (pound)254,458 ($419,067)
for the 9 months ended September 30, 1998. The pounds sterling increase in sales and marketing expenses was primarily due to the roll-out of TownPages and increases in the number of sales personnel, increased sales commissions and increased expenses associated with promotion and marketing efforts. We expect that sales and marketing expenses will grow significantly in pounds sterling for the foreseeable future as we pursue our expansion and branding strategy and hire additional sales and marketing personnel.

GENERAL AND ADMINISTRATIVE

General and administrative expenses consist primarily of salaries and related costs for general corporate functions, including finance, accounting, facilities and legal and other fees for professional services. General and administrative expenses increased to (pound)746,712 ($1,229,759) for the 3 months ended September 30, 1999, from (pound)229,100 ($377,305) for the 3 months ended September 30, 1998. In the 9 months ended September 30, 1999 general and administrative expenses increased to (pound)1,124,423 ($1,851,812) from (pound)564,086 ($928,993) for the 9 months ended September 30, 1998. The pounds sterling increase in general and administrative expenses was primarily due to increases in the number of personnel to support the growth of our business, increases in recruiting costs related to filling key senior executive positions and costs associated with the increase in professional fees required for compliance purposes. We expect that we will incur additional general and administrative expenses in pounds sterling for the foreseeable future as we hire additional personnel and incur additional expenses related to the growth of the business and our operations as a public company.

NET LOSS

Due to a substantial increase in operating expenses to finance our continued development, increased penetration of existing markets and expansion into additional markets during the 3 months ended September 30, 1999, as compared to the 3 months ended September 30, 1998, resulting in a loss of (pound)750,194 ($1,235,493) for the 3 months ended September 30, 1999, as compared to a net loss of (pound)418,341 ($688,966) for the 3 months ended September 30, 1998 and a loss of (pound)251,888 ($414,835) for the 9 months ended September 30, 1999, as compared to a net loss of (pound)1,011,913 ($1,666,520) for the 9 months ended September 30, 1998. We anticipate that losses may continue to arise on an annual and quarterly basis until at least late in the year 2000.

LIQUIDITY AND CAPITAL RESOURCES

Prior to our initial public offering, we financed our operations primarily through loans from Glen Investments, an investment vehicle owned by Kevin Leech, our majority stockholder and one of our directors. On May 5, 1999, we completed our initial public offering of American Depositary Shares representing 2,200,000 shares of our common stock. Proceeds from the offering were approximately (pound)10,498,619
($16,551,073), net of offering costs. At September 30, 1999, we had cash and cash equivalents and short-term investments of approximately (pound)3,618,238 ($5,958,876) at September 30, 1999 which also represents their fair value.

TownPages does not use derivative financial instruments in its investment portfolio. TownPages considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents.

Net cash used in operating activities for the 9 months ended September 30, 1999 and 1998 was (pound)10,090,020 ($16,617,254) and (pound)819,772
($1,350,083), respectively. Cash used in operating activities in each period was primarily the result of an increase in accounts receivable related to the expansion of web contracts offset by an increase in current liabilities and accounts payable as a result of the growth of our business. This is also offset by the recognition of previously recognized deferred income.

Net cash used in investing activities for the 9 months ended September 30, 1999 and 1998 was (pound)1,871,927 ($3,082,876) and (pound)125,865
($207,287), respectively. Cash used in investing activities in this quarter was primarily related to the acquisition of WWW.CO.UK Limited. We will continue to evaluate the acquisition of products, businesses and technologies that complement our business.

Net cash provided by financing activities for the 9 months ended September 30, 1999 and 1998 was (pound)15,546,317 ($25,603,230), and (pound)937,996
($1,544,786) respectively. Cash provided by financing activities in the 9 months ended September 30, 1999 was primarily attributable to net proceeds from the issuance of common stock. Cash used in financing activities in the 9 months ended September 30, 1999 was related to the payback of the debenture loan from a shareholder.

If cash generated by operations is insufficient to satisfy our liquidity requirements, we may need to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity or convertible debt securities may result in additional dilution to our stockholders. We may not be able to raise any such capital on terms acceptable to us or at all.

DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk is principally confined to our short-term available-for-sale securities, which have short maturities and, therefore, minimal and immaterial market risk.

YEAR 2000 COMPLIANCE

The Year 2000 issue refers to the potential failures that computer systems may incur as a result of the date change from 1999 to 2000. Many existing computer programs use only two digits to identify a year in the date field. These programs were designed without considering the impact of the upcoming change of the century. As a result, computer systems using these programs may be unable to properly recognize date-sensitive data resulting in the creation of erroneous information or system failure.

We rely on telecommunications carriers to transmit our Internet traffic over local and long distance networks. It is uncertain what impact the Year 2000 issue will have on the Internet and the Web, or on the ability of users to use their computers to access our services, but major disruption is possible. A possible worst case Year 2000 scenario for us would be if the telecommunications carriers' systems failed. If their networks fail for an extended period of time due to the Year 2000 issue, we will no longer be able to operate our business. In the event our telecommunications carriers' systems are not Year 2000 compliant on a timely basis, we will seek services through carriers who are Year 2000 compliant. However, there is no assurance that this can be accomplished in a cost-effective manner.

We have taken a number of steps to address the Year 2000 issue. We have completed testing of our hardware, software and data sets according to Year 2000 compliance standards we established internally as the first phase of our Year 2000 compliance certification process. As the next phase of our Year 2000 compliance certification process, we are rechecking these systems in accordance with Year 2000 compliance standards officially established by the British Standards Institute. As a parallel phase of our Year 2000 compliance certification process, we are requesting and receiving certifications from the various vendors of our hardware, software and microprocessor-embedded equipment that the products they have provided to us are fully Year 2000 compliant. Where it is necessary to achieve Year 2000 compliance, we are obtaining upgrades from these vendors. Any failure by our vendors to resolve any Year 2000 issues on a timely basis, or in a manner that is compatible with our systems, could significantly damage our business and financial condition. In the event our vendors do not become Year 2000 compliant on a timely basis, we will seek products and services from vendors who are Year 2000 compliant. However, there can be no assurance that this can be accomplished in a cost-effective manner.

Although our management expects to incur costs in correcting any Year 2000 issues arising as a result of our suppliers handling of their own Year 2000 issues, our management cannot currently estimate those costs. In the process of testing our hardware, software, data sets and microprocessor embedded equipment, we have not encountered any significant problems to date and expect to be fully Year 2000 compliant by mid-1999. Based on our experience to date, we have only budgeted approximately (pound)5,000 ($8,300) for completion of our Year 2000 remediation efforts. However, there can be no assurance that actual costs of compliance will not significantly exceed this amount.

EFFECTS OF THE EURO

Under the terms of the Treaty on European Economic and Monetary Union, as of January 1, 1999, the euro was introduced as a common currency among the eleven members of the European Union that are participating in this phase of European Economic and Monetary Union, commonly referred to as EMU. Although the individual currencies of these countries will continue to be used until the end of 2001, their exchange rates with the euro are fixed. The Euro is now being used for transactions that do not involve payment using physical notes and coins of the participating countries. The individual currencies will be replaced with euro notes and coins at the start of 2002 when all countries participating in the EMU are expected to operate with the euro as their exclusive common currency.

The current government of the United Kingdom has stated that the United Kingdom will not participate in EMU and adopt the euro until after the next general election, at the earliest. We are currently working on the assumption that the next general election will be in 2001 or 2002 and that the United Kingdom will enter the EMU shortly thereafter following confirmation of the government's decision through a referendum.

We do not currently operate in any countries that have adopted the euro and we therefore do not face a significant currency or competitive exposure to the euro. However, in the future we may expand into a number of these countries.

In the event that the United Kingdom adopts the euro, we would face a number of costs in altering our accounting-related systems for the new currency, although at present it is too early to estimate what these costs might be. Adoption of the euro in the United Kingdom would also create greater transparency between prices offered to our customers in different countries that participate in EMU.

A significant amount of uncertainty exists as to the effect that the euro will have on the marketplace. We are assessing the effect that the euro introduction will have on our internal systems and the sale of our products and services. We expect to take appropriate actions based on the results of this assessment. Currently, we do not believe that the adoption of the euro by eleven countries of the European Union will have an adverse impact on our liquidity or financial condition.

                              TOWNPAGESNET.COM PLC

                                     PART II

OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS
None

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

In July 1999, the Company issued 488,281 of its ordinary shares as partial consideration for the acquisition of WWW.CO.UK Limited and its affiliates. The shares were issued to the former owners of the capital stock of WWW. In September 1999, the Company issued 857,972 of its ordinary shares as consideration for the acquisition of Morbria Limited and its subsidiaries. The shares were issued to the former owners of the capital stock of Morbria. The issuances of these securities were deemed to be exempt from registration under the Securities Act of 1933 (the "Securities Act") in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. No underwriters were engaged in connection with these issuances of these securities.

The effective date of the Company's registration statement, filed on Form F-1 under the Securities Act of 1933 relating to the Company's initial public offering of its securities, was April 30, 1999. American Depositary Shares representing a total of 2,200,000 shares of the Company's ordinary shares were sold in an offering underwritten by Dirks & Co, Inc, JP Turner Securities LLC and Security Capital Trading Inc. on May 5, 1999, at an initial public offering price of $10.00 per share. The initial public offering resulted in gross proceeds of (pound)13,954,964 ($22,000,000), (pound)3,456,345 ($5,448,927) of which was applied to the underwriting discount and other offering expenses. As a result, net proceeds of the offering to the Company were approximately (pound)10,498,619 ($16,551,073).

From the time of receipt through September 30, 1999, net proceeds of the offering were applied as follows:

- approximately (pound)1,600,044 ($2,635,112) towards the retirement of indebtedness owed to Glen Investments Limited, a company controlled by the Company's majority stockholder and director, Kevin R Leech; and
- (pound)1,500,000 (approximately $2,340,000) for the acquisition of WWW.CO.UK Limited and its affiliates in July 1999.

In addition, net offering proceeds were used for general corporate purposes and to provide working capital to expand our services. Funds not used have been invested in investment-grade, interest-bearing securities in the United Kingdom. The Company may use a portion of the net proceeds to acquire or invest in companies, technologies or expertise to its business.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES
None

                              TOWNPAGESNET.COM PLC

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
None

ITEM 5. OTHER INFORMATION
None

ITEM 6. EXHIBITS AND REPORTS ON FORM 6-K

(a) Exhibits

      Exhibit Number                Description
      --------------                -----------

      27.1                          Financial Data Schedule

(b) Reports on Form 6-K

         On August 11, 1999, the Company filed a report on form 6-K relating to the acqusition of WWW.CO.UK Limited.


             Exhibit Index

Exhibit Number                Description
--------------                -----------

27.1                          Financial Data Schedule *

* filed herewith

                              TOWNPAGESNET.COM PLC


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned thereto duly authorized.

REGISTRANT:
TOWNPAGESNET.COM PLC


BY: /s/ Stephen Hall
    -------------------------------------
    CHIEF EXECUTIVE OFFICER